Exhibit 99.1

DHX MEDIA’S DUAL CLASS SHARES TO BE TREATED AS A SINGLE
CLASS FOR PURPOSES OF EARLY WARNING REPORTING AND TAKEOVER BIDS

Halifax, NS, 14 September 2015 – DHX Media ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B) announces that on September 14, 2015 the Company received an exemption to treat DHX’s common voting shares (DHX.B) and variable voting shares (DHX.A) as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. DHX applied for the exemption with a view to reducing apprehension of inadvertently triggering takeover bid rules and early warning requirements and to facilitate investment in its shares, particularly variable voting shares by non-Canadians (as defined under the Broadcasting Act (Canada)).

Pursuant to an application by DHX, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding variable voting shares and common voting shares of DHX on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding variable voting shares and common voting shares of DHX on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the shareholder's real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

DHX’s wholly-owned subsidiary, DHX Television Ltd. (“DHX Television”), operates the Family suite of television channels and holds the associated broadcasting licences under the Broadcasting Act. DHX’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act.

The Decision takes into account the fact that the common voting shares and variable voting shares have identical terms except for the foreign ownership voting limitations applicable to the variable voting shares. The Decision also takes into account the automatic conversion feature of DHX’s dual class share structure, whereby, although an investor may acquire either class of shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of shares outstanding in each class varies while the aggregate number of shares of both classes remains unchanged, giving shareholders little certainty as to the number of shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of variable voting shares (compared to the public float and trading volume of common voting shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire shares of DHX in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX’s shares for reasons unrelated to their investment objectives.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

For more information, please contact:

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Investor relations: David Regan – EVP, Corporate Development, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer
This press release contains forward looking statements with respect to DHX including statements regarding the Company’s share capital structure, investment in its shares, and the ability of its shareholders to evaluate shareholding positions and compliance with securities laws. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, annual Management Discussion and Analysis, and draft prospectus supplement to the short form base shelf prospectus dated July 2, 2015 which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400